Exhibit 99.1

Changyou.com Announces Completion of Going-Private Transaction

BEIJING, China, April 17, 2020 — Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced the completion of the merger (the “Changyou Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2020, by and among Changyou; Sohu.com (Game) Limited (“Sohu Game”), an indirectly wholly-owned subsidiary of Sohu.com Limited (“Sohu”) (NASDAQ: SOHU); and Changyou Merger Co. Limited (“Changyou Merger Co.”), a direct wholly-owned subsidiary of Sohu Game, in which Changyou Merger Co. merged with and into Changyou effective April 17, 2020 (the “Effective Time”), with Changyou being the surviving company. As a result of the Changyou Merger, Changyou has become a private company wholly owned directly and indirectly by Sohu and the American depositary shares of Changyou (the “ADSs”), each of which represented two Changyou Class A ordinary shares (“Class A Ordinary Shares”), are no longer traded on the Nasdaq Global Select Market.

Pursuant to the plan of merger for the Changyou Merger, (i) each Class A Ordinary Share issued and outstanding immediately prior to the Effective Time, other than shares held beneficially by Sohu (the “Excluded Shares”), was cancelled in exchange for the right to receive $5.40 in cash without interest, and (ii) each outstanding ADS, other than the ADSs representing the Excluded Shares, was cancelled in exchange for the right to receive $10.80 in cash without interest (less $0.05 per ADS cancellation fees and other fees as applicable). Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding and fully-vested option (each, a “Vested Option”) to purchase Class A Ordinary Shares under Changyou’s share incentive plans was cancelled, and each holder of a Vested Option has the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option, and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Class A Ordinary Shares under Changyou’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger and the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, the Changyou Merger was not subject to a vote of the shareholders of Changyou.

Changyou has requested that trading of Changyou ADSs on the Nasdaq Global Select Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the Securities and Exchange Commission (the “SEC”) a Form 25 notifying the SEC of Nasdaq’s withdrawal of the Changyou ADSs from listing on Nasdaq and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Changyou has informed Sohu that it intends to file with the SEC, ten days after Nasdaq files the Form 25, a Form 15 suspending Changyou’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. Changyou’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

Houlihan Lokey (China) Limited has served as financial advisor to the committee of independent and disinterested directors established by Changyou’s board of directors (the “Changyou Special Committee”) to review and evaluate the Changyou Merger; and Skadden, Arps, Slate, Meagher & Flom LLP has served as U.S. legal counsel to the Changyou Special Committee.

China Renaissance, through its subsidiary CRP-Fanya Investment Consultants (Beijing) Limited, has served as financial advisor to Sohu in connection with the Changyou Merger; Goulston & Storrs PC has served as U.S. legal counsel to Sohu; and Han Kun Law Offices has served as PRC legal counsel to Sohu.

Conyers Dill & Pearman has advised as to Cayman Islands legal matters with respect to the Changyou Merger.

About Changyou

Changyou is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu in 2003, and was carved out as a separate, stand-alone company in December 2007. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com